

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2020

Niccolo de Masi
Chief Executive Officer
dMY Technology Group, Inc.
1180 North Town Center Drive
Suite 100
Las Vegas, Nevada 89144

> **Re: dMY Technology Group, Inc.**
> **Revised Schedule 14A**
> **Filed November 12, 2020**
> **File No. 001-39232**

Dear Mr. de Masi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Proxy Statement filed on November 12. 2020

Cover Page

1.   We note your response to prior comment 3 and re-issue in part. Please expand your discussion to explain how you will determine whether you have a sufficient amount of cash available to pay for the Sellers shares, including whether there is a threshold measure of available cash that you will apply. In addition, please describe the uses that would take priority over cash payments to the Sellers.

Certain Defined Terms, page 1

2.   We note your revisions at page 4. Please expand your definition of "Permitted Equity Financing Sources" to briefly summarize the process, including criteria, by which PIPE investors and other financing sources may be approved under the Business Combination Agreement.

Background of the Business Combination, page 147

3. We note your response to prior comment 13. Please expand the second-to-last paragraph on page 148 to describe your negotiations with potential targets, including the terms and deal structures that were negotiated and why you decided not to purse these alternative transactions. Your current disclosure indicates that the negotiations were not merely preliminary or exploratory discussions. However, your revisions do not provide sufficient detail for investors to understand the nature of the interest received, key issues that were discussed, and the reasons you rejected other deals in favor of the proposed deal. Revise accordingly.

4. We note your response to prior comment 14. Please revise your description of the negotiations which occurred between June 30, 2020 and July 27, 2020. Your revised discussion should discuss the various negotiations held during this time period and how the terms evolved as a result of the discussions. In this regard, we note that the added disclosure on page 150 includes an itemization of various terms subject to negotiations during July 2020 but does not describe the substance of the negotiations related to the terms, the nature of each parties' considerations, or how disagreements between the parties were resolved. Please revise pages 150-151 accordingly.

The Charter Amendment Proposal, page 165

5. Please revise pages 166 and 169 to state that the exclusive forum provision will not apply to claims under the Exchange Act. In addition, given that the charter provision does not state that the exclusive forum provision does not apply to Exchange Act claims, please tell us how you will make future investors aware of the provision's limited applicability (for example, by including the disclosure in your future Exchange Act reports).

Busines of RSI, page 201

6. We note your response to prior comment 16. Please revise the second bullet in this section and the discussion in "Our Operating Model" beginning on page 203 to balance your disclosure of revenues with a corresponding discussion of net income or loss, as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at (202) 551-3319 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joel Rubinstein